Exhibit 35.1

ANNUAL STATEMENT OF COMPLIANCE

OFFICER’S CERTIFICATE OF THE SERVICER

In compliance with Section 4.04 (g) of the Indenture of Trust by and between Nelnet Student Loan Trust 2009-2 and Wells Fargo Bank, N.A., as Trustee, dated as of October 1, 2009, I, Terry J. Heimes, certify that:

1.

A review of the activities of the Master Servicer and of its performance under the Master Servicing Agreement during the period from October 1, 2009 through December 31, 2009 has been made under my supervision; and

2.	Based on my knowledge of such review, the Master Servicer has fulfilled in all material respects all its obligations under the Master Servicing Agreement during such period.

March 31, 2010

By:	/s/ TERRY J. HEIMES______________
Terry J. Heimes, CFO, Treasurer
National Education Loan Network, Inc.